UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Extends Leadership in Key M2M Markets with Agreement to Acquire In Motion Technology

  Sierra Wireless to acquire Vancouver-based In Motion Technology for US $21 million
  Builds leadership position in wireless solutions for high-growth public safety, transit, and commercial fleet markets

VANCOUVER, B.C., Canada--(BUSINESS WIRE)--January 27, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) and In Motion Technology Inc. today announced that Sierra Wireless has entered into a definitive agreement to acquire Vancouver-based In Motion for $21 million US dollars in cash consideration, subject to certain customary post-closing adjustments.

In Motion is a leader in mobile enterprise solutions, providing rugged in-vehicle mobile routers tightly integrated with an advanced mobile-optimized security system and a powerful management and application platform. The complete solution enables organizations to connect and manage mobile operations, vehicles, and workforces more efficiently, reliably and securely.

With complementary product portfolios and channels, Sierra Wireless and In Motion will together provide the broadest choice of device-to-cloud solutions for enterprise customers, from simple gateways to full featured mobile routers, as well as a comprehensive suite of cloud services and applications. The combined company will hold a strong leadership position and unique capabilities in important growth segments, including public safety, transit, and commercial fleet.

“In Motion will strengthen our leadership position in M2M and broaden our Enterprise Solutions portfolio,” said Jason Cohenour, President and CEO of Sierra Wireless. “The Sierra Wireless and In Motion businesses are highly complementary, and together will hold a unique competitive position. We will have the products, channels, and technology needed to offer the most comprehensive suite of solutions to our customers and expand our market share in high growth, high value markets such as public safety and commercial fleets.”

“We are experiencing unprecedented growth in the market for mobile enterprise solutions, and joining forces with the clear industry leader will enable the combined organization to capture a greater share of the opportunity,” said Dean Rockwell, CEO of In Motion Technology Inc. “We are excited to join the Sierra Wireless team and we look forward to being able to deliver even greater value to our customers with the expansion of our solutions offering and global footprint.”

During 2013, In Motion generated $15 million US dollars in revenue and gross margin was 50 percent of revenue. Sierra Wireless will fund the purchase price from its existing cash balance.

The transaction is subject to the approval of In Motion shareholders, and voting and support agreements have been obtained from the required number of holders for each share class. The transaction is structured as a statutory arrangement and requires the approval of the British Columbia Supreme Court. The transaction is also subject to post-closing working capital adjustments customary for a transaction of this nature. The transaction is expected to close in early March 2014, subject to customary closing conditions.

Additional information about the transaction is available in the Investor Information section of the Sierra Wireless website.

CIBC World Markets Inc. is acting as financial advisor and Blake Cassels & Graydon LLP is acting as legal counsel to Sierra Wireless. Garibaldi Capital Advisors is acting as financial advisor and Farris, Vaughan, Wills & Murphy LLP is acting as legal counsel to In Motion.

Conference call and webcast

Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors today, January 27, at 8:00 AM Eastern Time (5:00 AM PT). A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

Toll-free (Canada and US): 1 (877) 201-0168

Alternate number: 1 (647) 788-4901

Conference ID: 36118694

For those unable to participate in the live call, a replay will be available for 30 days following the call. Dial 1 (855) 859-2056 and enter Conference ID number 36118694 to access the replay.

To access the webcast, please follow the link below:

http://www.snwebcastcenter.com/webcast/sierrawireless/20140127/

The webcast will remain available at the above link for one year following the call.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

About In Motion Technology

In Motion Technology is the leader in mobile enterprise networks that provide customers with fleets in mission critical environments with a secure, managed end-to-end communications system. The company’s solution includes a powerful management platform, an application suite designed to improve situational awareness, industry leading mobile-optimized security and a rugged in-vehicle mobile router. In Motion’s solutions are used by hundreds of public safety, transit and utility fleets across the United States and Canada.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Media Contacts:
Sharlene Myers, +1-604-232-1445
smyers@sierrawireless.com
or
Louise Labuda, +1-604-523-2371
louise.labuda@inmotiontechnology.com
or
Investor Contact:
Dave McLennan, +1-604-231-1181
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date:	January 27, 2014